

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 5, 2017

Bruno D.V. Marino
Chief Executive Officer
Planet Alpha Corp.
1035 Cambridge Street, Suite 1
Cambridge MA 02141

> **Re:** **Planet Alpha Corp.**
> **Draft Offering Statement on Form 1-A**
> **Submitted September 7, 2017**
> **CIK No. 0001703994**

Dear Mr. Marino:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

General

1. Please revise to ensure consistency throughout the offering circular, regarding the nature of your offering. For example, we note that the cover page indicates that a minimum purchase is required. However, throughout your disclosure you state that there is no minimum purchase.

2. Please revise the disclosure throughout your offering circular to explain industry jargon to an investor not in your business. For example, we note your disclosure on page 8 that "[y]our carbon products based approach fractionalizes the monetization of carbon storage across project time and space and allows, potentially, all of humanity to participate as

investor or as consumer in establishing a new business and planetary paradigm for GHG management and sustainability of the Earth's Peoples and natural resources."

Cover Page

3. We note that you are offering Series A Preferred stock and that your disclosure on page 64 describes these securities as non-voting stock. Please revise here or elsewhere in your offering circular to more prominently note the non-voting nature of the stock being offered. Also, include related disclosure in your "Summary of Risks" on page 8. Refer to Item 3 in Part II of Form 1-A.

Risk Factors with Respect to the Securities in this Offering, page 16

4. Please expand your disclosure to discuss Mr. Marino's potential conflicts of interest arising from his role as founder of Planetary Emissions Management (PEM), with whom you have a licensing agreement.

Dilution, page 17

5. We refer you to the table on page 18. It is unclear why the post-financing shares issued and outstanding are the same for all four scenarios. Please review for accuracy and revise as appropriate to reflect the assumptions of 25%, 50% and 75% of the shares being sold.

6. Please likewise review for accuracy your calculation of the increase/decrease per share attributable to new Investors and revise as appropriate.

Use of Proceeds, page 22

7. Please clarify how your allocation of the use of proceeds considers the costs associated with payments made to landowners pursuant to landowner contracts, as discussed on page 30, and initial and milestone payments under the license agreement with PEM, as discussed on page 52.

The Company's Business, page 24

8. We note that the graphics on this section include images, charts and graphs with small text. Please revise the graphics to provide a readable presentation for a potential investor.

Planet Alpha Operations, page 24

9. Please revise this section to clarify for investors that you have no projects in operation and that you do not anticipate generating revenue until at least 2019, if at all. Also clarify that PαC's technology has not been demonstrated or tested across large landscapes. This disclosure should be appropriately prominent.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 56

10. Pursuant to Item 9(c) of Form 1-A, please disclose whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations.

11. We note your inclusion of revenue projections for 10, 20 and 30 years. Given you have not begun operations, please explain how you determined projections for that length of time were reasonable. Please note that while the Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format (refer to Part II(b) of Form 1-A), a company with a limited or no operating history usually does not have a reasonable basis for presenting projections beyond one year. Moreover, please explain why you believe it is appropriate to present a projection of revenue without a corresponding measure of income and corresponding projected costs. Though not directly applicable you might refer to the AICPA's guide, Prospective Financial Information, as well as the guidelines for projections in Item 10 of Regulation S-K. Finally, please disclose why your assumption regarding projected sales price is not consistent with the more conservative price of $5 per metric ton of carbon dioxide discussed on page 32.

Employee and Service Provider Equity Incentive Plan, page 62

12. Please expand your disclosure to include a description of your 2017 Equity Incentive Plan. In this regard, we note that the plan has been adopted and filed as an exhibit. Refer to Item 11(d) in Part II of Form 1-A.

Securities Being Offered

Series A Preferred Stock, page 64

13. Please disclose the conversion terms of the Series A Preferred Stock being offered in this offering statement.

Financial Statements, page F-5

14. If the offering statement is not qualified by October 27, 2017, please update your financial statements pursuant to paragraphs (c) and (b)(3)(D) to Part F/S of Form 1-A.

Notes to the Financial Statements, page F-6

15. We note the Chief Executive Officer, Bruno Marino, is also the founder of Planetary Emissions Management (PEM) with whom you have a licensing agreement. Please tell us what consideration you gave to the related party disclosure requirements of ASC 850-10-50.

Note 5: Recent Accounting Pronouncements, page F-8

16. Please tell us whether you have made the one time irrevocable election to delay complying with any new or revised accounting standards pursuant to paragraph (a)(3) to Part F/S of Form 1-A. If so, please disclose such election.

Note 6. Subsequent events, page F-8

17. Your disclosure indicates 5,000,000 shares of Series A Preferred stock have been issued. Please explain this issuance to us in greater detail and also address the inconsistency with your disclosure on page F-9 and elsewhere throughout the document where you indicate no Preferred Stock has been issued.

Exhibits

18. Please file the escrow agreement as an exhibit to the offering statement. Refer to Item 17(8) in Part III of Form 1-A.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Jennifer López-Molina, Staff Attorney, at 202-551-3792, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Andrew Stephenson, Esq.